

December 15, 2016

<u>Via E-mail</u>
Mark W. Miles
Chief Financial Officer
Berry Plastics Group, Inc.
101 Oakley Street
Evansville, Indiana 47710

   Re: **Berry Plastics Group, Inc.**
      Form 10-K for Fiscal Year Ended October 1, 2016
      Filed November 30, 2016
      File No. 1-35672

Dear Mr. Miles:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Melissa N. Rocha

        Melissa N. Rocha
        Senior Assistant Chief Accountant

        Office of Manufacturing and
        Construction